UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☑
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐
Japan Single-residence Toushi Houjin

(Name of Subject Company)
Japan Single-residence REIT Inc.

(Translation of Subject Company’s Name into English (if applicable))
Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)
CRESCENDO Investment Corporation

(Name of Person(s) Furnishing Form)
Investment Unit

(Title of Class of Subject Securities)
N/A

(CUSIP Number of Class of Securities (if applicable))
CRESCENDO Investment Corporation
Attn.: Ichiro Kobayashi
Title: Director
Canal Investment Trust Co., Ltd.
5-1, Atago 2-chome, Minato-ku
Tokyo 105-6237, Japan
(phone number: +81-3-5402-8731)
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A

(Date Tender Offer/Rights Offering Commenced)

PART I –– INFORMATION SENT TO SECURITY HOLDERS
     Item 1. Home Jurisdiction Documents
               (a) The following documents are attached as exhibits to this Form:

Exhibit number	Description
1	English translation of a press release dated June 21, 2010 of CRESCENDO Investment Corporation (“CRESCENDO”), Canal Investment Trust Co., Ltd. (“Canal Investment”), Japan Single-residence REIT Inc. (“JSR”) and Japan Single-residence Asset Management Corp. (“JSAM”) announcing the execution of a merger agreement between CRESCENDO and JSR. (“Notice Regarding Execution of Merger Agreement between CRESCENDO Investment Corporation and Japan Single-residence REIT Inc.”)

2	English translation of a press release dated June 21, 2010 of CRESCENDO and Canal Investment announcing that Canal Investment has decided to enter into share purchase agreements with Apamanshop Sublease Co., Ltd., Lehman Brothers Investments Japan Inc. and K.K. daVinci Holdings for the purpose of acquiring all of the shares of JSAM making JSAM a subsidiary of Canal Investment. (“Notice Concerning Acquisition of Shares (Making Subsidiary) by the Asset Management Company”).

3	English translation of a press release dated June 21, 2010 of JSR and JSAM announcing that JSAM has approved the transfer of its shares to Canal Investment. (“Notice Concerning Share Transfer of the Asset Management Company (Change in Parent Company)”).
               (b) Not applicable.
     Item 2. Informational Legends
               A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translations of the press releases included as Exhibits 1, 2 and 3.
PART II –– INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
               Not applicable.
PART III –– CONSENT TO SERVICE OF PROCESS
               CRESCENDO Investment Corporation is filing with the Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

PART IV –– SIGNATURES
               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CRESCENDO Investment Corporation

By:	/s/ Masaaki Higashihara Name: Masaaki Higashihara
Title: Executive Director

Date:	June 21, 2010